UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s Place

London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒       Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227554) OF SANTANDER UK GROUP HOLDINGS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Pursuant to an Agreement of Resignation, Appointment and Acceptance dated as of March 4, 2021 by and among Santander UK Group Holdings plc (the “Registrant”), Wells Fargo Bank, National Association (the “Resigning Trustee”) and Citibank, N.A. (the “Successor Trustee”), the Resigning Trustee has resigned as trustee, paying agent, authenticating agent and registrar under the Amended and Restated Senior Debt Securities Indenture dated as of April 18, 2017 by and between the Registrant and the Resigning Trustee (as heretofore amended and supplemented, the “Indenture”), and the Successor Trustee has accepted appointment as trustee, paying agent, authenticating agent and registrar under the Indenture. The resignation of the Resigning Trustee and the appointment of the Successor Trustee is effective as of March 4, 2021 in respect of any new issuances of senior debt securities under the Indenture and will be effective as of March 16, 2021 in respect of any outstanding series of senior debt securities issued under the Indenture.

The Registrant hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-227554).

Exhibit No.	Description of Document
25.2	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Citibank, N.A. as Trustee on Form T-1 (for senior debt securities).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

By:	/s/ Rebecca Nind
Name:	Rebecca Nind
Title:	Authorized Signatory

Date: March 5, 2021